SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934



August 4, 2003                                             File Number: 0-31384



                         BELL CANADA INTERNATIONAL INC.
                 (Translation of Registrant's name into English)


1000, rue de La Gauchetiere Ouest, Bureau 1200, Montreal, Quebec H3B 4Y8,
(514) 392-2384
                     (Address of principal executive office)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


          Form 20-F ____X___                          Form 40-F ________



Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


           Yes ________                                No  ___X____



If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.

Bell
Canada
International

                 Interim Report
                 Second Quarter 2003
----------------------------------------------------------------------

Second Quarter 2003 Interim Management's Discussion & Analysis

This interim management's discussion and analysis of financial condition and results of operations ("Interim MD&A") for the second quarter of 2003 focuses on the results of the operations and financial situation of Bell Canada International Inc. ("BCI" or the "Corporation") and should be read in conjunction with BCI's unaudited interim consolidated financial statements for such period contained elsewhere herein and with the annual MD&A contained in BCI's Annual Report for 2002.

Certain sections of this Interim MD&A contain forward-looking statements with respect to the Corporation. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Factors which could cause actual results to differ materially from current expectations are discussed under "Risk Factors".

Capitalized terms used herein, and not otherwise defined, have the meanings defined in the annual MD&A contained in BCI's Annual Report for 2002 and the interim financial statements contained herein.

Overview

BCI is operating under a plan of arrangement (the "Plan of Arrangement") approved by the Ontario Superior Court of Justice (the "Court"), pursuant to which it intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the Corporation. Although BCI estimates that a preliminary distribution to shareholders could be made in the second half of 2004, such distribution may be delayed (see Risk Factors - "Timing of Distributions and Completion of the Plan of Arrangement" and "Future Costs").

Under the Plan of Arrangement, the operations of the Corporation consist solely of executing the steps contemplated in the Plan of Arrangement with the assistance of a court-appointed monitor (the "Monitor").

Following the agreement announced on June 3, 2002 whereby BCI agreed to sell its interest in Telecom Americas Ltd. ("Telecom Americas"), since July 1, 2002 the consolidated statements of earnings and cash flows of BCI have reflected only its activities as a holding company.

Accordingly, in order to provide relevant information, this Interim MD&A focuses principally on an analysis of BCI's balance sheet presented in the form of a statement of net assets at June 30, 2003, and discussion of the possible future events and contingencies that could cause net assets to change and consequently affect the amounts which would be available for distribution to shareholders.

Statement of Net Assets

The following table summarizes the consolidated balance sheet of the Corporation as at June 30, 2003 in the form of a statement of net assets. The only difference between the consolidated balance sheet and the statement of net assets is the inclusion of estimated future net costs of $19.1 million until December 31, 2004 (being the end of the six-month period during which the Corporation estimates it may be in a position to make a preliminary distribution to shareholders).


                    S T A T E M E N T  O F  N E T  A S S E T S
 -----------------------------------------------------------------------

 As at June 30, 2003
 (in thousands of Canadian dollars)

 Assets
 Cash and cash equivalents                                           $ 190,765
 Temporary investments                                                 211,256
 Notes Receivable                                                        3,154
 Other current assets                                                    1,420
                                                                ----------------
    Total current assets                                               406,595

 Long-term investments                                                  15,000
 Deferred charges and net fixed assets                                   1,207
                                                                ----------------
    Total assets                                                       422,802
                                                                ----------------

 Liabilities
 Accounts payable and accrued liabilities                               22,320
 Provision for Vesper loan guarantees                                   27,336
 Debt due September 29, 2004                                           160,000
                                                                ----------------
    Total liabilities                                                  209,656
                                                                ----------------

 Net assets as at June 30, 2003                                        213,146

 Estimated future net costs until December 31, 2004                     19,054
                                                                ----------------
 Estimated future net assets as at December 31, 2004 (1)            $  194,092
                                                                ================

(1) Before unaccrued contingencies - see note 9 to the interim financial statements


Since the last quarter, the above statement of net assets has been updated to reflect the provision for Vesper loan guarantees, otherwise the estimated future net assets as at December 31, 2004 has not changed.

The accompanying interim consolidated financial statements which form the basis of the summarized statement of net assets shown above, have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

The principal current assets of the Corporation as at June 30, 2003 were cash and temporary investments and a note receivable from Axtel. On March 3, 2003, BCI received the payment of the remaining balance of US$170 million due under the AMX Note. These proceeds represent the final payment on the sale of BCI's interest in Telecom Americas on July 24, 2002. Upon the exercise of the FX Option on March 4, 2003, the Corporation received net proceeds of approximately $264,010,000.

As at June 30, 2003, the Corporation's note receivable consisted of US$2.3 million due from Axtel as a result of part of the consideration received for settlement of obligations under a BCI service agreement as part of the restructuring transaction undertaken by Axtel announced on March 27, 2003.

As at June 30, 2003, the Corporation's investment in Canbras Communications Corp. ("Canbras") was recorded at estimated net realizable value of $15 million.

Accounts payable and accrued liabilities of $22.3 million are primarily comprised of accrued interest on the debt due September 29, 2004, employee-related accruals, such as pension and severance costs, typical of a company in a wind-down process and accounts payable and other accruals.

The Corporation's long-term debt of $160 million is comprised of the 11% Senior Unsecured Notes due September 29, 2004. Subject to the approval of the Court, and subject to the terms and conditions of their governing indenture, the notes could be redeemed prior to their stated maturity date. Based on current interest rates, BCI believes that there would be a net benefit if the notes were paid prior to maturity. However, BCI has been advised that any prepayment of the notes could not occur until after the identification of claims against BCI (see note 1 to the interim financial statements), which is expected to occur later this year. If such benefit continues to exist following the identification of claims, BCI will consider seeking Court approval for the prepayment of the notes.

The expected future net costs from July 1, 2003 until December 31, 2004, shown in the statement of net assets, include estimated operating costs of approximately $10.7 million, interest expense on the 11% Senior Unsecured Notes of approximately $23.0 million and estimated interest income on cash balances of approximately $14.6 million.

In accordance with Canadian GAAP, contingent liabilities are not included on a balance sheet unless the event giving rise to the liability is likely and the amount of the liability can be reasonably estimated. BCI has several such contingent liabilities, which other than the Vesper loan guarantees, are not included on the balance sheet. All material contingent liabilities are described in note 9 to the interim consolidated financial statements.

In light of the foregoing, there are certain possible future events and circumstances that may result in changes to BCI's balance sheet and the statement of net assets after June 30, 2003 and consequently in the amounts which will be available for distribution to BCI's shareholders. The following is a discussion of such possible future events and circumstances of which the Corporation is currently aware.

1)       Realization of investments in Canbras

         As at June 30, 2003, the investment in Canbras was carried at estimated net realizable value of $15 million.

         The amount that BCI may actually realize upon disposition of Canbras may be more or less than this amount.

Canbras

Following BCI's announcement early in 2002 of its intention to dispose of its interest in Canbras, Canbras, with the assistance of its financial advisor, commenced a process aimed at gauging potential interest by third parties in acquiring all of Canbras' broadband communications businesses in Brazil. This process is continuing and while a number of parties have shown interest in the company, there can be no assurance as to the outcome of the sale process.

Canbras' revenues were $15.5 million in the quarter, down $1.0 million or 6.3% compared to the second quarter of 2002. This decrease is mainly as a result of a 33% devaluation of the average translation rate of the Brazilian real compared to the Canadian dollar relative to the second quarter of 2002, partially offset by price increases and cable and internet access subscriber growth . Earnings before interest, taxes, depreciation and amortization reached $5 million, in the second quarter of 2003. The increase was mainly due to lower cost of service and operating expenses both resulting principally from the devaluation of the average translation rate of the Brazilian real, partially offset by lower revenues. For the first six months of 2003, revenues were $29.0 million, a decrease of $4.7 million, or 14%, relative to the same period a year ago. This decrease is mainly as a result of a 43% devaluation of the average translation rate of the Brazilian real compared to the Canadian dollar relative to the second half of 2002, partially offset by price increases and cable and internet access subscriber growth. EBITDA for the first half of 2002 reached $8.0 million up from $5.5 million a year ago. Debt at the second quarter of 2003 was $22.4 million.

On May 14, 2003, Canbras' primary subsidiary, Canbras TVA entered into a new Reais-denominated credit facility with a group of Brazil-based banks, the proceeds of which will be used exclusively to refinance Canbras TVA's existing US$18.5 million Floating Rate Note facility.

The new Reais-denominated credit facility, has a four-year term expiring February 2007, and is subject to monthly amortization of principal and interest as well as certain mandatory prepayment terms, and bears interest at a floating rate equal to 110% of the Brazilian Interbank Certificate of Deposit ("CDI") rate. The funds will be disbursed in two tranches, the first was disbursed on May 14, 2003 in an amount sufficient to repay the Series B Floating Rate Notes in the principal amount of US $9.25 million (less a 4 million Brazilian reais pay down funded by drawing down on Canbras TVA's cash balance) and the second will be disbursed on May 14, 2004 in an amount sufficient to repay the Series C Floating Rate Notes in the principal amount of US $9.25 million. The new credit facility and the existing Floating Rate Note facility rank pari passu and are secured by a first priority pledge on substantially all assets of Canbras TVA. In addition, Canbras and its partner in Canbras TVA pledged to the lenders under both facilities their capital stock of Canbras TVA. As at June 30, 2003 the amount outstanding under the credit facility amounted to $22.4 million.

It is possible that prior to completing a disposition of its interest in Canbras, BCI may consider making further minor investments in Canbras. Any decisions BCI takes with regard to further investments in Canbras will depend on whether BCI believes such investments will enhance the value and liquidity of its interest in Canbras and will also be subject to the Monitor's review and Court approval.

2)       Realization of Axtel note receivable

         In connection with the Axtel restructuring, BCI received a non-interest bearing note from Axtel in the amount of approximately US$3.5 million payable in installments on June 30, September 20 and December 31, 2003. On June 30, 2003, BCI received US$1.1 million as the first installment payment under the note.

         The other note, in the amount of approximately US$9.4 million, is payable in the second quarter of 2006, and was recorded at zero fair value. BCI's residual equity interest in Axtel was also recorded at zero fair value.

3)       Lawsuit against the Corporation on behalf of common shareholders

         As explained in note 9d) to the interim financial statements, the Corporation and BCE Inc. ("BCE") are defendants in a proposed class action proceeding seeking $1 billion in damages on behalf of all persons who owned BCI common shares on December 3, 2001, in connection with the issuance of BCI common shares on February 15, 2002 pursuant to BCI's Recapitalization Plan and the implementation of BCI's Plan of Arrangement approved by the Court on July 17, 2002. On May 9, 2003, the Court dismissed the motion seeking certification of this lawsuit as a class action and struck the statement of claim on the basis that it disclosed no reasonable cause of action.

         On June 27, 2003 the same BCI common shareholder filed an amended statement of claim in connection with the same lawsuit against BCE and BCI. The plaintiff again seeks Court approval to proceed by way of class action, on behalf of the same shareholders and continues to claim $1 billion in damages.

         BCI remains of the view that the allegations contained in the lawsuit are without merit and intends to take all appropriate actions to vigorously defend its position.

4) Class Action Proceeding against the Corporation on behalf of former debenture holders

         As explained in note 9c) to the interim financial statements, the Corporation, its directors, and BCI's majority shareholder, BCE Inc. ("BCE"), are defendants in a class action proceeding seeking $250 million in damages on behalf of certain former holders of 6.75% convertible unsecured subordinated debentures in connection with BCI's recapitalization plan. The Corporation believes that the allegations in the class action are without merit and intends to vigorously defend its position. As a result, no provision has been included in the interim financial statements.

5)       Comcel VOIP litigation

         As described in note 9b) to the interim financial statements, BCI has indemnified Comcel in connection with litigation claiming damages of approximately US$70 million relating to Comcel's provision of VOIP service between December 1998 and September 1999. Comcel believes that the claims lack an evidentiary basis and is vigorously defending itself in this litigation. As a result, BCI has not included any provision for its indemnity of Comcel in the interim financial statements.

6) Threatened Legal Proceedings by La Caisse de depot et placement du Quebec ("CDP")

         As described in note 9e) to the interim financial statements, CDP, which held approximately $141 million of BCI's 6.5% and 6.75% convertible unsecured debentures, has threatened to institute legal proceedings in connection with BCI's recapitalization plan. The Corporation is unable to ascertain the potential financial impact of this matter and no provision has been included in the interim financial statements.

7)       Vesper Guarantees

         As described in note 9a) to the interim financial statements, in 2001 BCI entered into agreements with certain Brazilian banks to guarantee 31.4% of the US dollar equivalent of the debt of the Vespers outstanding with such banks. Twenty-five percent of the debt matures in November 2004 and seventy-five percent of the debt matures in November 2005. The debt is principally denominated in Brazilian reais, however BCI's exposure is capped at a maximum amount of US$32.3 million.

         In January 2003, the Vespers prepaid a portion of the debt. Following such prepayment, BCI's exposure at June 30, 2003 was approximately US$20.2 million. BCI's guarantee exposure will fluctuate if there are further reductions in the debt based on the value of the Brazilian real relative to the US dollar at the time of such reductions, subject to the cap of US$32.3 million.

         Vespers' majority shareholder, QUALCOMM Incorporated ("Qualcomm") has recently expressed disappointment with the Brazilian regulator's denial of the Vespers' request to provide full mobility service within its existing frequency band. As a result, Qualcomm has initiated steps to pursue a sale or other disposition of its interest in the Vespers and/or its assets. The Vespers were unable to make its semi-annual interest and monthly lease payments on its local bank debt and capital leases respectively due in May 2003, allowing the banks to initiate a process that could ultimately result in a call on BCI's guarantees. Based on this information, BCI believes that it is likely that the guaranteed debt will not be paid in full by the Vespers and has prudently established a provision in the second quarter of 2003 of approximately US$20.2 million, being the Corporation's best estimate of its maximum exposure.

8)       Monetization of Tax Losses

         As at December 31, 2002 BCI had Canadian non-capital losses of approximately $450 million and capital losses of approximately $54 million, the benefit of which has not been recognized in the financial statements. The precise amount of such losses is subject to normal review and audit by federal and provincial tax authorities.

         Because of its lack of significant sources of taxable income, it is reasonable to conclude that the benefit of the non-capital losses cannot be realized directly by BCI but may, subject to the provisions of the Income Tax Act, be realized by means of possible transactions involving other non-related corporations or BCI's controlling shareholder, BCE, or any of BCE's subsidiaries.

         While BCI intends to explore all avenues to monetize its non-capital losses in order to create additional value for BCI's shareholders, there is no certainty that such a possible transaction can be completed. In addition, such transactions typically involve a substantial discount to the value of such losses calculated based on statutory tax rates. At this time, it is not possible to estimate either the likelihood, the amount or the timing of any benefit that might be realized.

         BCI does not believe it can realize any benefit from its capital losses.

Results of Operations for 2003

Net loss for the second quarter was $35.4 million, or $0.89 per share which included a provision for Vesper loan guarantees of $27.3 million and a $1.4 million loss on the disposition of Axtel. Interest expense on the 11% senior secured notes was $4.6 million (including amortization of issue expenses), while interest income on cash and cash equivalents and temporary investments was $3.1 million. Corporate overhead costs were $3.1 million for the quarter. Foreign exchange losses for the quarter of $1.9 million were mainly due to the impact of a 7.8 percent decline in value of the US dollar on short-term debt investments denominated in US dollars.

Net loss for the six months ended June 30, 2003 was $50.8 million or $1.27 per share which included a provision for Vesper loan guarantees of $27.3 million and a $1.4 million loss on the disposition of Axtel. Foreign exchange losses of $11.7 million for the six months ended June 30, 2003 were mainly due to the impact of a 14.2% decline in value of the US dollar on the AMX note ($16.2 million) and US dollar denominated debt investments ($7.2 million) offset by a gain on the FX option ($11.7 million). Interest expense on the 11% senior secured notes was $9.2 million (including amortization of issue expenses), while interest income on cash and cash equivalents and temporary investments was $4.6 million. Corporate overhead costs were $5.6 million for the six months ended June 30, 2003.

Claims Procedure

On December 2, 2002, the Court approved a claims identification process for BCI. The claims identification process establishes a procedure by which all claims against BCI will be identified within a specified period. This period began on May 31, 2003 following the Court's decision with respect to the certification as a class action of the lawsuit filed by a BCI shareholder. On May 9, 2003, the Court dismissed the motion seeking certification of this lawsuit as a class action and struck the statement of claim on the basis that it disclosed no reasonable cause of action.

Under the claims procedure, within 10 business days after May 31, 2003 the Monitor mailed to all of the creditors shown on BCI's records a package containing a proof of claim form, an instruction letter, and the claims procedure. Creditors asserting claims against the Corporation as of May 31, 2003, must deliver completed proofs of claim to the Monitor no later than August 31, 2003 (September 30, 2003 for taxation authorities) (the "Claims Bar Date"). A creditor that has not submitted a proof of claim by the Claims Bar Date will not be entitled to receive any payment in respect of that claim and will be barred from making that claim in the future against BCI.

The following parties (the "Exempt Creditors") are not required to submit Proofs of Claim, and their claims will not be barred:

o Members of the class action lawsuit (the "Debenture Class Action") filed against BCI, BCI's directors and BCE Inc. on behalf of all persons that owned 6.75% Debentures on December 3, 2001, which action was certified as a class proceeding under the Class Proceedings Act by order of the Court dated December 2, 2002 with respect to their claims in the Debenture Class Action;

o The holders of BCI's $160-million 11% senior unsecured notes due September 29, 2004;

o Parties with claims relating to the supply of goods or services to BCI in the ordinary course, whether before or after May 31, 2003;

o     The holders of the Vesper guarantees (see Note 9 (a)), and

o Current or former employees of BCI in respect of employment-related claims, whether before or after May 31, 2003, other than employment-related claims in respect of which the current or former employee has initiated litigation against BCI.

The claims procedure specifies that any creditor that is a present or former holder of securities of BCI, including a person that was formerly a member of the Debenture Class Action but has opted out of that class proceeding in the manner specified in the claims Procedure, and that has claims of any nature against BCI or any of its affiliates arising out of the conduct of the affairs of BCI up to and including May 31, 2003, including, without limitation, any claim of oppressive conduct pursuant to section 241 of the Canada Business Corporations Act, must both commence an independent action in the Court and file a proof of claim with the Monitor no later than the Claims Bar Date, failing which such claim will be forever barred against BCI or any of its affiliates.


Risk Factors

The following are major risk factors facing the Corporation. Certain of these risk factors are also discussed in this Interim MD&A under "Statement of Net Assets".

Timing of Distributions and Completion of the Plan of Arrangement
While BCI estimates that a preliminary distribution to shareholders may be possible in the second half of 2004, this timing is dependent upon the resolution of BCI's contingent liabilities, in particular, outstanding and threatened litigation against BCI (as described below under "Litigation-Debentureholders Class Action", "Litigation-Shareholders Class Action" and "Threatened Litigation"). This timing may also be affected by various other factors, such as appeals of court decisions in these litigations, which could delay this timing by several months or more. After the possible preliminary distribution to shareholders, BCI will likely make further distributions to shareholders at later dates. The timing of such further distributions will depend on when BCI is able to monetize its then remaining assets and resolve any final claims against the Corporation.

In addition, the timing of the completion of the steps of BCI's Plan of Arrangement are also dependent upon the resolution of other known or unknown claims which may be asserted against BCI and which BCI may contest. A claims identification procedure has been established by order of the Court which began on May 31, 2003 and provides for a three-month period (four months in the case of tax claims) in which potential claims against BCI are to be identified. Following the identification period for claims, it is expected that the Court, upon the advice of the Monitor, will make further orders with respect to the timing, determination and resolution of the identified claims. BCI can give no assurances as to the length of time that may be necessary to conclude these steps.

Litigation - Debentureholders Class Action
On April 29, 2002, BCI announced that a lawsuit had been filed with the Court by certain former holders of BCI's $250 million 6.75% convertible unsecured subordinated debentures, seeking the Court's approval to proceed by way of class action on behalf of all holders of the 6.75% debentures on December 3, 2001. The plaintiffs seek damages from BCI and its directors and BCE up to an amount of $250 million in connection with the settlement, on February 15, 2002, of the debentures through the issuance of common shares, in accordance with BCI's recapitalization plan. In accordance with an agreement reached among the parties to this lawsuit in December 2002, the Court ordered that this lawsuit be certified as a class action within the meaning of applicable legislation. The certification order does not constitute a decision on the merits of the class action and BCI is of the view that the allegations contained in the lawsuit are without merit and intends to take all appropriate actions to vigorously defend its position. As part of the agreement among the parties, the plaintiffs in the class action abandoned their claim for punitive damages (the statement of claim originating the lawsuit sought $30 million in punitive damages). The plaintiffs have also agreed to the dismissal of the class action against BMO Nesbitt Burns Inc., one of the original defendants in the proceeding. In the event that BCI is not successful in its defence of the class-action lawsuit, BCI's insurers have indicated that this claim will not be covered by BCI's existing insurance policies. BCI has indicated that it disagrees with this interpretation and has reserved its rights to contest such interpretation at a later date.

Although BCI is confident that the allegations are without merit, there can be no assurance that BCI will be successful in its defense. Furthermore, regardless of the outcome with respect to the Corporation, BCI has indemnification arrangements in place with its directors and will therefore bear the cost of damages in the event, and to the extent, that the claim is successful against BCI's directors.

Litigation - Shareholders Class Action
On September 27, 2002, BCI announced that a lawsuit had been filed with the Court by a BCI common shareholder. The Plaintiff was seeking the Court's approval to proceed by way of class action on behalf of all persons who owned BCI common shares on December 3, 2001. The lawsuit sought $1 billion in damages from BCI and BCE, in connection with the issuance of BCI common shares on February 15, 2002 pursuant to the Recapitalization Plan and the implementation of the Plan of Arrangement. On May 9, 2003, the Court dismissed the plaintiff's motion for certification of the lawsuit as a class action and struck out the original statement of claim as disclosing no reasonable cause of action.

On June 27, 2003, the plaintiff filed an amended statement of claim in connection with the lawsuit. The plaintiff again seeks Court approval to proceed by way of class action, on behalf of the same class of persons and continues to seek $1 billion of damages from BCI and BCE.

BCI remains of the view that the allegations contained in the lawsuit are without merit and intends to take all appropriate actions to vigorously defend its position.

Threatened Litigation
CDP which, as at December 21, 2001, held in the aggregate approximately $141 million of BCI's 6.50% and 6.75% convertible unsecured subordinated debentures, has threatened to institute legal proceedings or otherwise pursue its claims against BCI, in connection with its allegations that the recapitalization plan resulted in inequitable treatment of debenture holders as compared with the holders of common shares. On October 18, 2002, a Notice of Appearance was filed with the Court requesting that all documents produced in connection with the Plan of Arrangement be served upon CDP. BCI believes the allegations are without merit. In the event that litigation is commenced, or the claims asserted by other means, BCI intends to take all appropriate actions to vigorously defend its position, although there can be no assurance that BCI would be successful in defending such an action.

Comcel VOIP Indemnification
Pursuant to the Telecom Americas Reorganization in February 2002, which included the transfer of Comcel from Telecom Americas to America Movil or its affiliates, BCI agreed to indemnify Comcel for certain amounts (the details of which are set out below) to the extent Comcel is required to pay damages as a result of litigation, involving claims of approximately US$70 million, in respect of the provision by Comcel, between December 1998 and September 1999, of long distance services through voice-over internet protocol ("VOIP"). BCI has agreed (i) that BCI shall indemnify Comcel for the initial US$5 million of damages; (ii) Comcel shall be responsible for damages in excess of US$5 million up to and including US$7.5 million; and (iii) BCI shall indemnify Comcel for any damages in excess of US$7.5 million.

Comcel is currently appealing the initial finding that it improperly provided VOIP services. It is not expected that there will be a hearing of this appeal before the second half of 2003, and any decision on this appeal is itself subject to further appeal. Comcel's Colombian counsel believes that, even if unsuccessful in this appeal process, the damage allegations will be subject to defenses on the merits and that substantially all of the claims lack a sufficient evidentiary basis. However, there can be no assurance that Comcel will be successful in its defense.

Realization of Axtel note receivable
In connection with the Axtel restructuring, BCI received, among other items of consideration, cash of approximately US$2.8 million, and a promissory note in the aggregate amount of approximately US$3.5 million, due in instalments in June, September and December of 2003. Although BCI received payment of the first instalment on June 30, 2003, there can be no assurance that BCI will receive payment of the remaining instalments due in September and December 2003 nor on the note due in the second quarter of 2006.

Realization of the estimated net realizable value of investment in Canbras
There can be no assurance that BCI will recover its estimated net realizable value of its investment in Canbras. Management's best estimate of net realizable value is dependent on many factors which are outside of its control, including political and economic factors currently prevailing in Brazil, the value of the Brazilian real relative to the Canadian dollar, and the current financial situation of Canbras.

In connection with the process presently being undertaken by Canbras aimed at gauging potential interest of third parties in acquiring all of Canbras' broadband communications businesses in Brazil, there can be no assurance as to whether any agreement can be concluded that would be acceptable to the board of directors of Canbras. In addition, if any such agreement could be concluded, the closing of any such transaction would be subject to regulatory and other required approvals, including shareholder approvals. Although BCI intends to dispose of its interest in Canbras, there can be no assurance that any agreements which may be reached by Canbras will be on terms that are acceptable by BCI.

Cash and Cash Equivalents and Temporary Investments
BCI has approximately $402.0 million of cash and cash equivalents and temporary investments. Some of the funds will be used to pay expected future operating costs and interest expenses pending the resolution of outstanding claims against BCI prior to making distributions to shareholders. In the interim, it is BCI's intention to invest such funds in investment grade debt instruments with various maturities, not extending beyond December 31, 2004, in such a manner as to preserve the value of capital while also earning interest income. There can be no assurance that one or more issuers of debt instruments might default on such obligations.

Future Costs
BCI's actual future operating costs and interest income may be materially different than those estimated in this Interim MD&A.

Moreover, there can be no assurance that BCI will be in a position to make a preliminary distribution to its shareholders in the second half of 2004. In addition, BCI will continue to incur operating costs and interest income beyond such date, regardless of when a preliminary distribution is made, until such time that a final distribution can be made.

Stock Exchange Listing
The TSX has indicated to the Corporation that it will not, as a result of BCI's operating under the Plan of Arrangement, suspend trading or begin a delisting proceedings with respect to BCI's common shares. However, the TSX intends to monitor the Corporation on an ongoing basis and will determine whether to suspend trading on the common shares if either the Corporation does not meet continued listing requirements or if the continued listing of the Corporation adversely affects the quality of the TSX market. There can be no assurance that BCI will maintain its TSX listing.

In 2002, the NASDAQ National Market initiated delisting proceedings against BCI. Although NASDAQ ultimately agreed to allow BCI's common shares to remain listed on the exchange, there can be no assurance that BCI will continue to meet the NASDAQ listing requirements and that NASDAQ will not once again seek to delist BCI.

In the event that BCI's common shares were delisted from either or both of the TSX and ASDAQ, there could be a material adverse effect on the liquidity of BCI's common shares.

--------------------------------------------------------------------------------
Consolidated Balance Sheets
--------------------------------------------------------------------------------
 (In thousands of Canadian dollars)



                                                                            Unaudited
                                                                              As at                      As at
                                                                            June 30,                 December 31,
                                                                              2003                       2002
                                                                        ------------------         ------------------
Current assets
Cash and cash equivalents (Note 3)                                         $       190,765                  $  2,617
Temporary investments (Note 4)                                                     211,256                   146,488
Notes receivable (Note 5)                                                            3,154                   268,532
Accounts receivable                                                                  1,321                     1,560
Prepaid expenses and other current assets                                               99                     1,317
                                                                           -----------------        ------------------
                                                                                   406,595                   420,514


Investments (Note 6)                                                                15,000                    25,000
Fixed assets, net                                                                      101                       168
Deferred charges                                                                     1,106                     1,550
                                                                           -----------------        ------------------
                                                                           $       422,802                $  447,232

                                                                           =================        ==================

Current liabilities
Accounts payable and accrued liabilities                                   $        22,320                    23,304
Provision for Vesper loan guarantees  (Note 9 (a))                                  27,336                         -
                                                                           -----------------        ------------------
                                                                                    49,656                    23,304

Long-term debt                                                                     160,000                   160,000
                                                                           -----------------        ------------------
                                                                                   209,656                   183,304
                                                                           -----------------        ------------------


Commitments and contingencies (Note 9)

Shareholders' equity
Stated capital (Note 7)                                                             10,000                    10,000
Contributed surplus (Note 7)                                                     1,941,560                 1,941,560
Deficit                                                                         (1,738,414)                (1,687,632)
                                                                           -----------------        ------------------
                                                                                   213,146                   263,928
                                                                           -----------------        ------------------
                                                                           $       422,802                  $447,232
                                                                           =================        ==================

--------------------------------------------------------------------------------
Consolidated Statements of Earnings (Unaudited)
--------------------------------------------------------------------------------
(In thousands of Canadian dollars, except per share amounts)

                                                                       Three months ended                      Six months ended
                                                                            June 30,                               June 30,
                                                                   2003                  2002                2003            2002
------------------------------------------------------------------------------------------------------------------------------------

Revenues                                                         $     -              $ 94,940          $       -       $   231,639
Cost of sales                                                          -                46,079                  -           101,472
Selling, general and administrative expenses                       3,179                28,672              5,627            69,359
Depreciation and amortization                                         19                29,298                 44            72,786

Operating loss from continuing operations                         (3,198)               (9,109)            (5,671)          (11,978)

Interest expense                                                  (4,622)              (45,309)            (9,243)         (111,698)
Interest income                                                    3,121                 7,449              4,609            17,245
Loss on investments (Note 6)                                      (1,442)             (338,223)            (1,442)         (336,563)
Provision for Vesper loan guarantees (Note 9 (a))                (27,336)                    -            (27,336)                -
Foreign exchange loss                                             (1,921)              (76,483)           (11,726)          (79,186)
Other                                                                (11)               (6,554)                27           (17,776)
Loss from continuing operations before non-controlling
interest                                                         (35,409)             (468,229)           (50,782)         (539,956)

Non-controlling interest                                               -                     -                  -             5,274
Net loss from continuing operations                              (35,409)             (468,229)           (50,782)         (534,682)
Discontinued operations  (Note 10)                                     -               (29,299)                 -           643,622
Net earnings (loss)                                              (35,409)             (497,528)           (50,782)          108,940
Interest on convertible debentures                                     -                     -                  -            (3,233)
Net earnings (loss) applicable to common shares                $ (35,409)            $(497,528)     $     (50,782)       $  105,707
Earnings (loss) per common share - basic
and diluted (Note 7)                                           $   (0.89)            $  (12.44)       $     (1.27)       $     3.50


--------------------------------------------------------------------------------
Consolidated Statements of Deficit (Unaudited)
--------------------------------------------------------------------------------
(In thousands of Canadian dollars)


                                                                    Three months ended                 Six months ended
                                                                         June 30,                           June 30,
                                                                 2003                2002         2003                   2002
------------------------------------------------------------------------------------------------------------------------------------

Deficit, beginning of period, as previously reported         $   (1,703,005)       $ (388,754)    $ (1,687,632)       $    (870,241)
Cumulative effect on prior years of change in accounting
policy for foreign currency translation                          -                   -            -                        (112,748)
Deficit, beginning of period, as restated                        (1,703,005)         (388,754)    (1,687,632)              (982,989)
Transitional goodwill impairment                                 -                   (732,431)    -                        (732,431)
Net earnings (loss)                                              (35,409)            (497,528)    (50,782)                  108,940
Interest on convertible debentures                               -                   -            -                          (3,233)
Share issue costs                                                -                   -            -                          (9,000)
Deficit, end of period                                       $   (1,738,414)      $ (1,618,713)    $ (1,738,414)       $ (1,618,713)


--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows (Unaudited)
--------------------------------------------------------------------------------
 (In thousands of Canadian dollars)


                                                                       Three months ended                  Six months ended
                                                                            June 30,                           June 30,
                                                                     2003              2002              2003          2002
------------------------------------------------------------------------------------------------------------------------------------
Operations
Net loss from continuing operations                               $  (35,409)     $  (468,229)         $ (50,782)    $ (534,682)
Items not affecting cash
Provision for Vesper loan guarantees                                  27,336                -             27,336              -
Loss on investments                                                    1,442          338,223              1,442        336,563
Depreciation and amortization                                             19           29,298                 44         72,786
Non-controlling interest                                                   -                -                  -         (5,274)
Losses on foreign exchange                                             1,921           79,564             11,726         82,408
Accreted interest on long-term debt                                        -           14,402                  -         31,615
Amortization of long-term debt expenses                                  222              221                444            443
Amortization of premium on temporary investments                         289                -                627              -
Amortization of discount on notes                                          -            2,218                  -          7,039
Changes in working capital items                                       4,147           (2,991)              (912)       (33,741)
Cash used for continuing operations                                      (33)          (7,294)           (10,075)       (42,843)

Investing activities
Notes receivable, including exercise of foreign currency option        1,530           52,677            265,540         35,413
Capital expenditures                                                      (2)         (17,282)                22        (41,189)
Other long-term assets                                                     -             (564)                 -         (2,440)
Temporary investments                                               (161,589)               -             67,401)             -
Proceeds from Axtel disposition                                        3,821                -              3,821              -
Reduction in cash and cash equivalents due to deconsolidation
of Telecom Americas Ltd.                                                   -         (488,867)                 -       (488,867)
Acquisition of subsidiaries and joint venture investees
(net of cash)                                                              -          (18,595)                 -        (20,869)
Cash (used for) provided by continuing investing activities         (156,240)        (472,631)           201,982       (517,952)

Financing activities
Short-term loan facilities                                           -                   (353)                 -       (174,435)
Increase in notes payable                                            -                149,099                  -        121,351
Addition of long-term debt                                           -                 45,794                  -        177,452
Reduction of long-term debt                                          -               (171,489)                 -       (220,887)
Issuance of common shares                                            -                      -                  -        440,242
Share issue costs                                                    -                      -                  -         (9,000)
Interest paid on convertible debentures                              -                      -                  -        (40,060)
Other long-term liabilities                                          -                    578                  -          6,516
Cash provided by continuing financing activities                     -                 23,629                  -        301,179
Foreign exchange loss on cash held in foreign currencies             (2,007)          (25,504)            (3,759)       (27,567)
Cash used for discontinued operations (Note 10)                      -                (34,602)                 -        (37,137)

Net (decrease) increase in cash and cash equivalents                 (158,280)       (516,402)           188,148       (324,320)
Cash and cash equivalents, beginning of period                       349,045          570,286              2,617        378,204
Cash and cash equivalents, end of period                          $  190,765      $    53,884       $    190,765       $ 53,884

See Note 11 for supplementary cash flow information


--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements  (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information )

1.       Description of business and basis of presentation

         The interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2002 as set out on pages 17 to 62 of Bell Canada International Inc.'s ("BCI" or the "Corporation") 2002 Annual Report, prepared in accordance with generally accepted accounting principles in Canada ("GAAP").

         Capitalized terms used herein, and not otherwise defined, have the meanings defined in the 2002 Annual Report.

         Bell Canada International Inc. ("BCI" or the "Corporation") is operating under a Plan of Arrangement (the "Plan of Arrangement") approved by the Ontario Superior Court of Justice (the "Court"), pursuant to which BCI intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the Corporation. Accordingly, these financial statements have been prepared on a basis which in the opinion of management provides useful and relevant information to users of BCI's financial statements. The consolidated balance sheet at June 30, 2003 reflects BCI's 75.6% interest in Canbras Communications Corp. ("Canbras") as a long-term investment recorded at the lower of carrying value and net realizable value. BCI's 49.9% interest in Genesis Telecom C.A. ("Genesis") and its 1.4% fully diluted interest in Vesper S.A., Vesper Sao Paulo S.A. and Vento Ltda. (collectively the "Vespers") have been previously written off. BCI's remaining 1.5% interest in Axtel S.A. de C.V. ("Axtel") was written off in the second quarter of 2003 in connection with the disposition of Axtel (see note 6). Since July 1, 2002, the consolidated statements of earnings and cash flows have reflected only the activities of BCI as a holding company.

         PLAN OF ARRANGEMENT

         On July 12, 2002 the shareholders and noteholders of BCI approved a Plan of Arrangement under the Canada Business Corporations Act. Court approval for the Plan of Arrangement was received on July 17, 2002.

         The principal elements of the Plan of Arrangement are as follows:

         o Performance by BCI of all its obligations pursuant to the share purchase agreement to effect the Telecom Americas disposition;

         o A share consolidation such that following the consolidation, BCI would have 40 million shares outstanding;

         o With the assistance of a court-appointed monitor, Ernst & Young Inc., (the "Monitor") and under the supervision of the Court, BCI's continued management of its remaining assets for urposes of disposing of such assets in an orderly manner;

         o BCI's development, with the assistance of the Monitor, of recommendations to the Court with respect to the identification of claims against BCI and a process for adjudicating and determining such claims;

         o Following the disposition of all the assets of BCI and the determination and adjudication of all claims against BCI, the liquidation of BCI and the final distribution to BCI's shareholders with the assistance of the monitor and the approval of the Court; and

         o Following the liquidation of BCI and the final distribution to BCI's shareholders, the dissolution of BCI.

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements  (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information )

1.       Description of business and basis of presentation (cont'd)

         BCI has now discharged all of its obligations in connection with the share purchase agreement to effect the Telecom Americas disposition and has received and monetized the entire consideration received in such disposition.

         BCI's shares were consolidated in July 2002, on a basis of approximately 1 share for every 120 held, resulting in 40 million shares outstanding at that date.

         BCI is continuing to manage, with the assistance of the Monitor, its remaining assets, in particular, Canbras, for the purposes of disposing of such assets in an orderly manner (see Note 6).

         On December 2, 2002, the Court approved a claims identification process for BCI. The claims identification process establishes a procedure by which all claims against BCI will be identified within a specified period. This period began on May 31, 2003 following the Court's decision with respect to the certification as a class action of the lawsuit filed by a BCI shareholder. On May 9, 2003, the Court dismissed the motion seeking certification of this lawsuit as a class action and struck the statement of claim on the basis that it disclosed no reasonable cause of action.

         Under the claims procedure, within 10 business days after May 31, 2003 the Monitor mailed to all of the creditors shown on BCI's records a package containing a proof of claim form, an instruction letter, and the claims procedure. Creditors asserting claims against the Corporation as of May 31, 2003, must deliver completed proofs of claim to the monitor no later than August 31, 2003 (September 30, 2003 for taxation authorities) (the "Claims Bar Date"). A creditor that has not submitted a proof of claim by the Claims Bar Date will not be entitled to receive any payment in respect of that claim and will be barred from making that claim in the future against BCI .

         The following parties (the "Exempt Creditors") are not required to submit proofs of claim, and their claims will not be barred:

         o Members of the class action lawsuit (the "Debenture Class Action") filed against BCI, BCI's directors and BCE Inc. on behalf of all persons that owned 6.75% Debentures on December 3, 2001, which action was certified as a class proceeding under the Class Proceedings Act by order of the Court dated December 2, 2002 with respect to their claims in the Debenture Class Action.;

         o The holders of BCI's $160-million 11% senior unsecured notes due September 29, 2004;

         o Parties with claims relating to the supply of goods or services to BCI in the ordinary course, whether before or after May 31, 2003;

         o The holders of the Vesper Guarantees (see note 9 (a)) and

         o Current or former employees of BCI in respect of employment-related claims, whether before or after May 31, 2003, other than employment-related claims in respect of which the current or former employee has initiated litigation against BCI.

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements  (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

1.       Description of business and basis of presentation (cont'd)


         The claims procedure specifies that any creditor that is a present or former holder of securities of BCI, including a person that was formerly a member of the Debenture Class Action but has opted out of that class proceeding in the manner specified in the claims procedure, and that has claims of any nature against BCI or any of its affiliates arising out of the conduct of the affairs of BCI up to and including May 31, 2003, including, without limitation, any claim of oppressive conduct pursuant to section 241 of the Canada Business Corporations Act, must both commence an independent action in the Court and file a proof of claim with the Monitor no later than the Claims Bar Date, failing which such claim will be forever barred, against BCI or any of its affiliates.

         On December 2, 2002, the Court ordered that the Debenture Class Action be certified as a class action within the meaning of applicable legislation. The certification order does not constitute a decision on the merits of the class action, and BCI continues to be of the view that the allegations contained in the lawsuit are without merit and intends to vigorously defend its position. As part of the agreement among the parties, the plaintiffs in the class action abandoned their claim for punitive damages (the statement of claim originating the lawsuit sought $30 million in punitive damages).

         Following the period for the identification of claims, it is expected that the Court, upon the advice of the Monitor, will make further orders with respect to the timing, determination and resolution of the identified claims.


2.       Significant accounting policies

         In the opinion of the management of BCI, the unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements. The unaudited interim consolidated financial statements contain all adjustments necessary for a fair presentation of the financial position as at June 30, 2003 and the results of operations and cash flows for the three and six months ended June 30, 2003 and 2002, respectively.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. In particular, the recorded amount of investments as at the periods presented is subject to significant measurement uncertainty.

         The following is a summary of the Corporation's accounting policies for Cash and Cash Equivalents and Temporary Investments.

         CASH AND CASH EQUIVALENTS
         Cash and cash equivalents represent cash and highly-liquid short-term debt investments with an initial maturity of three months or less at the date of acquisition.

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements  (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

2.       Significant accounting policies (cont'd)

         TEMPORARY INVESTMENTS
         Temporary investments consist of debt investments with an initial maturity greater than three months but less than twelve months at the date of acquisition which the Corporation intends to hold to maturity. The temporary investments are carried at cost with discounts or premiums arising on purchase amortized to maturity.

         For a complete description of the Corporation's significant accounting policies, refer to BCI's financial statements for the year ended December 31, 2002.

3.       Cash and Cash Equivalents

         As at June 30, 2003, included in cash and cash equivalents was investment grade short-term debt investments such as commercial paper and banker's acceptances, in the amount of $187,687,000 of which $24,120,000 (US$17,797,000) was denominated in US dollars. The investments mature at varying dates from July 2, 2003 to July 22, 2003. The effective yields on the Canadian and US denominated investments range from 3.0% to 3.29% and from 0.84% to 0.94% respectively.

4.       Temporary Investments

         As at June 30, 2003, the Corporation held investment grade corporate debentures and medium term notes in the amount of $24,727,000 including an unamortized premium of $177,000 being amortized over the remaining term to maturity. The debentures and medium term notes mature at varying dates from July 7, 2003 to December 1, 2003 and bear interest semi-annually at rates ranging from 6.25% to 8.15%. The effective yields on the debentures and medium term notes range from 3.1% to 3.7%. At June 30, 2003 the estimated fair value of the debentures and medium term notes amounted to $25,297,000. In addition, the Corporation also held investment grade commercial paper in the amount of $186,527,000. The commercial paper matures at varying dates from January 5, 2004 to January 27, 2004. The effective yields on the commercial paper range from 2.7% to 3.6%. At June 30, 2003 the estimated fair value of the commercial paper amounted to $187,220,000.

5.       Notes Receivable

         a) In connection with the Axtel restructuring (see Note 6), BCI received a non-interest bearing note from Axtel in the amount of $4,737,000 (US$3,456,000), payable in installments on June 30, September 20, and December 31, 2003. On June 30, 2003, BCI received $1,530,000 (US$1,129,000) as the first installment payment under the note.

         b) On March 3, 2003, BCI received the payment of the remaining balance of US$170 million (the "AMX Note") due from America Movil. These proceeds represented the final payment on the sale of BCI's interest in Telecom Americas on July 24, 2002. Upon the exercise of a foreign currency option ("FX Option") on March 4, 2003, the Corporation received net proceeds of approximately $264,010,000.

6.       Investments

         Investments consist of the Corporation's 75.6% economic interest in Canbras recorded at the lower of carrying value and net realizable value. Investments exclude the previously written off investment in Vespers (1.4% fully diluted) and Genesis (49.9%) and Axtel (1.5%) which was written off in connection with the disposition of Axtel.

         On March 27, 2003, BCI announced that Axtel was proceeding with a series of transactions pursuant to which Axtel's debt was reduced by US$400 million. These restructuring transactions, which were concluded in the second quarter of 2003, included a capital call on shareholders, in which BCI did not participate, which resulted in a reduction of BCI's equity interest in Axtel to 1.5%.

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

6.       Investments  (cont'd.)

         In connection with the restructuring, which also included a settlement of all obligations under a BCI service agreement with Axtel, on May 30, 2003, BCI received $3,820,000 (US$2,787,000) in cash and two non-interest bearing notes. One note, in the amount of $4,737,000 (US$3,456,000), is payable in instalments on June 30, September 20 and December 31, 2003, and was recorded at a fair value equal to face value. The other note, in the amount of US$9,395,000, is payable in the second quarter of 2006, and was recorded at zero fair value. BCI's residual equity interest in Axtel was also recorded at zero fair value. As a result, the Corporation recorded a loss of $1,442,000.

         Management's best estimate of the net realizable value of the Corporation's remaining investment in Canbras is dependent on many factors, many of which are outside of its control. As a result, the actual amount BCI ultimately realizes may be materially different than the amount at which it is currently recorded. The factors influencing management's best estimate of net realizable value include the timing of BCI's disposition of its interest; the political, economic and financial conditions currently prevailing in Brazil and the current financial situation of Canbras.

7.       Stated capital

         A) COMMON SHARES, AS AT JUNE 30, 2003 ARE AS FOLLOWS:

              On July 12, 2002, the Shareholders and Noteholders of BCI approved the Plan of Arrangement which resulted in, among other things, a share consolidation of 1 share for every approximately 120 held, such that immediately following the consolidation, BCI had 40,000,000 shares outstanding. The number and exercise price of all stock options issued under its stock option plans for senior executives and key employees have also been adjusted to reflect the consolidation. In addition, all share and per share amounts have been adjusted to reflect the share consolidation.

                                                    Number of          Stated
                                                     shares            capital
                                                  --------------    ------------
               Balance, December 31, 2002          40,000,000         $   10,000
                                                  --------------    ------------
               Balance, June 30, 2003              40,000,000         $   10,000
                                                  ==============    ============

         B) STOCK OPTIONS

              At June 30, 2003, 7,116 stock options were outstanding of which 6,843 were exercisable. The stock options are exercisable on a one-for-one basis for common shares of the Corporation. The total stock options outstanding have exercise prices ranging from $2,006 to $5,037 per share over a remaining contract life of between 2.4 to 7.1 years.

         C) EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS

              The following table sets forth the computation of basic and diluted earnings (loss) per share from continuing operations as if the share consolidation described in Note 1, took place as of January 1, 2002:

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

7.       Stated capital (cont'd)

                                                                      Three months ended               Six months ended
                                                                           June 30,                        June 30,
                                                                 -----------------------------   -----------------------------
                                                                         2003            2002             2003           2002
                                                                 -------------   -------------   --------------  -------------
         Numerator:
         Net loss from continuing operations                        $ (35,409)    $  (468,229)     $  (50,782)    $   (534,682)
         Interest on convertible debentures                                 -               -               -          (3,233)
                                                                 -------------   -------------   --------------  -------------
         Net loss from continuing operations applicable
         to common shares - basic and diluted                       $ (35,409)    $  (468,229)     $  (50,782)    $   (537,915)
                                                                 -------------   -------------   --------------  -------------
         Denominator:
         Weighted-average number of shares - basic
         and diluted                                                   40,000          40,000          40,000          30,219
                                                                 -------------   -------------   --------------  -------------
         Basic and diluted loss per share from
         continuing operations                                        $  (0.89)     $  (11.71)     $    (1.27)        $ (17.80)
                                                                 =============   =============   ==============  =============

         The Corporation excluded potential common share equivalents from the computation of diluted earnings (loss) per share from continuing operations computed above, as they were anti-dilutive.

     D)  EARNINGS (LOSS) PER SHARE

         The following table sets forth the computation of basic and diluted earnings (loss) per share as if the Share Consolidation described in Note 1, took place as of January 1, 2002:

                                                                           Three months ended               Six months ended
                                                                                June 30,                        June 30,
                                                                      -----------------------------   -----------------------------
                                                                              2003            2002             2003           2002
                                                                      -------------   -------------   --------------  -------------
              Numerator:
              Net earnings (loss)                                        $ (35,409)    $  (497,528)     $  (50,782)     $  108,940
              Interest on convertible debentures                                 -               -               -          (3,233)
                                                                      -------------   -------------   --------------  -------------
              Net earnings (loss) applicable
              to common shares - basic and diluted                       $ (35,409)    $  (497,528)     $  (50,782)     $  105,707
                                                                      -------------   -------------   --------------  -------------
              Denominator:
              Weighted-average number of common shares - basic
              and diluted                                                   40,000          40,000          40,000          30,219
                                                                      -------------   -------------   --------------  -------------
              Basic and diluted earnings (loss) per share                $   (0.89)     $   (12.44)      $   (1.27)      $    3.50
                                                                      =============   =============   ==============  =============


             Potential common share equivalents were excluded from the computation of diluted earnings (loss) per share as they were anti-dilutive in the computation of diluted earnings (loss) per share from continuing operations.

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

8.       Income Taxes


         At December 31, 2002, the Corporation had Canadian non-capital tax losses from operations carried forward amounting to approximately $450,222,000, expiring at various dates to the year 2009. In addition, the Corporation had Canadian capital losses from operations amounting to approximately $53,653,000 that can be carried forward indefinitely. The expected future statutory tax rate for non-capital losses is 31.02% and for the capital losses is 38.37%. The benefit of these losses has not been reflected in the consolidated financial statements.

9.       Contingencies


         a) As part of the Vesper financial restructuring, which was concluded in November 2001, the Corporation entered into agreements (the "Vesper Guarantees") with certain Brazilian banks to guarantee 31.4% of the US dollar equivalent of the Vespers' debt outstanding with such banks. At the time BCI entered into the Vesper Guarantees, the aggregate debt (the "Vesper Debt") outstanding with such banks, which is principally denominated in Brazilian reais, represented the equivalent of approximately US$102.9 million. BCI's exposure under the Vesper Guarantees was capped at a maximum amount of US$32.3 million.

               In January 2003, the Vesper companies entered into transactions that resulted in a prepayment of a portion of the Vesper Debt. Following this prepayment, the total Vesper Debt was the equivalent of approximately US$66.3 million. BCI's exposure as at June 30, 2003, under the Vesper Guarantees was approximately US$ 20.2 million. BCI's guarantee exposure will fluctuate if there are further reductions in the Vesper Debt based on the value of the Brazilian real relative to the US dollar at the time of such reductions, subject to the cap of US$32.3 million.

               Twenty five percent of the Vesper Debt is due in November 2004 and the remaining seventy five percent is due in November 2005. The Vesper Guarantees can be called if:

                    a) The Vespers default in the repayment of the principal
                       amount of the loans at maturity or upon early acceleration; or

                    b) In the event BCI is dissolved or liquidated.

              To the extent that BCI is required to pay the Vesper Guarantees, it will become a creditor of the Vespers.

              Vespers' majority shareholder, QUALCOMM Incorporated ("Qualcomm") has recently expressed disappointment with the Brazilian regulator's denial of the Vespers' request to provide full mobility service within its existing frequency band. As a result, Qualcomm has initiated steps to pursue a sale or other disposition of its interest in the Vespers and/or its assets. The Vespers were unable to make its semi-annual interest and monthly lease payments on its local bank debt and capital leases respectively due in May 2003, allowing the banks to initiate a process that could ultimately result in a call on BCI's guarantees. Based on this information, BCI believes that it is likely that the guaranteed debt will not be paid in full by the Vespers and has prudently established a provision in the second quarter of 2003 of $27.3 million (US$20.2 million), being the Corporation's best estimate of its maximum exposure.

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

9.       Contingencies  (cont'd.)

         The Corporation has not accrued any amounts with respect to the following contingencies:

         b) Comcel is currently involved in litigation whereby plaintiffs are claiming damages of approximately US$70 million relating to the provision by Comcel of long-distance services through voice-over internet protocol ("VOIP") between December 1998 and September 1999. Comcel is currently appealing the initial finding that it improperly provided VOIP services. It is not expected that there will be a hearing of this appeal before the second half of 2003, and any decision on this appeal is itself subject to further appeal. Comcel's Colombian counsel believes that, even if unsuccessful in this appeal process, the damage allegations will be subject to defenses on the merits and that substantially all of the claims lack a sufficient evidentiary basis.

               BCI has agreed to indemnify Comcel and its affiliates for the initial US$5 million of damages and for any damages Comcel may suffer in excess of US$7.5 million. Comcel is responsible for any damages incurred in excess of US$5 million and up to US$7.5 million.

         c) On April 29, 2002, BCI announced that a lawsuit had been filed with the Court by certain former holders of BCI's $250 million 6.75% convertible unsecured subordinated debentures. The plaintiffs seek damages from BCI and its directors and BCE up to an amount of $250 million in connection with the settlement, on February 15, 2002, of the debentures through the issuance of common shares, in accordance with BCI's recapitalization plan (the "Recapitalization Plan") completed on February 15, 2002. In accordance with an agreement reached among the parties to this lawsuit, the Court has ordered that this lawsuit be certified as a class action within the meaning of applicable legislation. The certification order does not constitute a decision on the merits of the class action, and BCI continues to be of the view that the allegations contained in the lawsuit are without merit and intends to vigorously defend its position. As part of the agreement among the parties, the plaintiffs in the class action have abandoned their claim for punitive damages (the statement of claim originating the lawsuit sought $30 million in punitive damages). The plaintiffs have also agreed to the dismissal of the class action against BMO Nesbitt Burns Inc., one of the original defendants in the proceeding.

        d) On September 27, 2002, BCI announced that a lawsuit had been filed with the Court by a BCI common shareholder. The Plaintiff was seeking the Court's approval to proceed by way of class action on behalf of all persons who owned BCI common shares on December 3, 2001. The lawsuit sought $1 billion in damages from BCI and BCE, in connection with the issuance of BCI common shares on February 15, 2002 pursuant to the Recapitalization Plan and the implementation of the Plan of Arrangement. On May 9, 2003, the Court dismissed the plaintiff's motion for certification of the lawsuit as a class action and struck out the original statement of claim as disclosing no reasonable cause of action.

               On June 27, 2003, the plaintiff filed an amended statement of claim in connection with the lawsuit. The plaintiff again seeks Court approval to proceed by way of class action, on behalf of the same class of persons and continues to seek $1 billion of damages from BCI and BCE.

               BCI remains of the view that the allegations contained in the lawsuit are without merit and intends to take all appropriate actions to vigorously defend its position.

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

9.   Contingencies  (cont'd.)

     e) La Caisse de depot et placement du Quebec ("CDP") which, as at December 21, 2001, held in the aggregate approximately $141 million of BCI's 6.50% and 6.75% convertible unsecured subordinated debentures, has threatened to institute legal proceedings or otherwise pursue its claims against BCI, in connection with its allegations that the Recapitalization Plan resulted in inequitable treatment of debenture holders as compared with the holders of common shares. On October 18, 2002, a Notice of Appearance was filed with the Court requesting that all documents produced in connection with the Plan of Arrangement be served upon CDP.

          BCI believes the allegations are without merit. In the event that litigation is commenced or the claims asserted by other means, BCI intends to take all appropriate actions to vigorously defend its position.


          The Corporation is unable to ascertain the ultimate amount of monetary liability or financial impact of this matter and therefore cannot determine whether this threatened legal proceeding has a material adverse impact on the consolidated financial position or results of operations of the Corporation.

10.       Discontinued operations

          Spanish Americas Mobile, Spanish Americas Broadband and Brazil
          Broadband

          Effective December 31, 2001, the Corporation adopted a formal plan of disposal for all its operations in the Spanish Americas Mobile (Comcel), Spanish Americas Broadband (Techtel and Genesis) and Brazil Broadband (Canbras) business segments. Effective February 8, 2002, as part of a reorganization of Telecom Americas (the "Reorganization") Comcel was disposed of at management's best estimate of fair value and Genesis and Techtel were written-down to fair value. Regulatory approval for the distribution of Techtel was received during May,2002, accordingly it was distributed as provided for in the Reorganization.


                                                                       Three months ended                 Six months ended
                                                                            June 30,                          June 30,
                                                                 --------------------------------   -----------------------------
                                                                     2003              2002             2003            2002
                                                                 -------------    ---------------   -------------   -------------
         Net gain on Reorganization                                        -            10,539                -          683,460
         Loss on write-down of investments                                 -          (108,601)               -         (108,601)
         Loss on write-off of put option                                   -           (15,898)               -          (15,898)
         Reversal of future income tax liabilities                         -            79,733                -           79,733
         Other                                                             -             4,928                -            4,928
         ----------------------------------------------------    -------------    ---------------   -------------   -------------
         Net earnings (loss) from discontinued operations        $         -      $    (29,299)     $         -     $    643,622
         ----------------------------------------------------    -------------    ---------------   -------------   -------------


--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)


10.  Discontinued operations (cont'd)

         Cash flows from discontinued operations are as follows:
                                                                      Three months ended                  Six months ended
                                                                           June 30,                           June 30,
                                                                 ------------------------------     -----------------------------
                                                                         2003             2002              2003            2002
                                                                 -------------    -------------     -------------   -------------
          Operating activities                                      $      -       $    (6,380)         $     -        $    7,357
          Investing activities                                             -           (50,596)               -           (61,567)
          Financing activities                                             -            23,402                -            18,062
          Foreign exchange gain (loss) on cash held in
          foreign currencies                                               -            (1,028)               -              (989)
          Cash flows (used for) from discontinued
          operations                                                $      -       $   (34,602)         $     -      $    (37,137)



11.      Supplementary cash flow information


                                         Three months ended                  Six months ended
                                              June 30,                           June 30,
                                    ------------------------------     -----------------------------
                                            2003             2002              2003            2002
                                    -------------    -------------     -------------   -------------

         Interest paid              $          -     $     72,402       $     8,800     $   112,857
                                    =============    =============     =============   =============

                                                              TRADING STATISTICS



       Price Range of Common Shares                                                  Average Daily Trading Volumes
       -----------------------------------------------------------------------       --------------------------------------------
                                                   April 1 - June 30, 2003           April 1 - June 30, 2003
                                                 High     Low          Close
          Toronto Stock Exchange        ($)   2.85        2.01         2.64          Toronto Stock Exchange        23,126
          NASDAQ                      (US$)   2.07        1.37         1.95          NASDAQ  (BCICF)                5,313




        Additional information may be obtained from:


        Bell Canada International Inc.
        Investor Relations
        1000, rue de La Gauchetiere Ouest, Bureau 1200
        Montreal (Quebec)  H3B 4Y8

        Tel:      (514) 392-2323
        Fax       (514) 392-2266
        E-mail:   investor.relations@bci.ca



        BCI files financial and corporate information with Canadian securities commissions. This information can be found at www.sedar.com or on the BCI website, www.bci.ca, and is available from the Corporation upon request. The Corporation also files financial and corporate information with the US Securities and Exchange Commission (SEC). This information is accessible on the SEC's website, www.sec.gov, and is available from the Corporation upon request.

        BCI is operating under a court supervised Plan of Arrangement, pursuant to which BCI intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the company.

        A subsidiary of BCE Inc., Canada's largest communications company, BCI is listed on the Toronto Stock Exchange under the symbol BI and on the NASDAQ National Market under the symbol BCICF. Visit our Web site at www.bci.ca.




Certain statements made in this report describing BCI's intentions, expectations or predictions are forward-looking and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. For additional information with respect to risk factors relevant to BCI, see the reports on Forms 6-K and 20-F filed by BCI with the United States Securities and Exchange Commission, as well as the Annual Information Form filed with Canadian securities commissions. BCI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                         BELL CANADA INTERNATIONAL INC.


Date: August 4, 2003      [Signed:  Howard N. Hendrick]
                         -------------------------------------
                         Name: Howard N. Hendrick
                         Title:  Executive Vice-President and
                                 Chief Financial Officer